Exhibit 99.1

Akerna Announces Financial Results for Fourth Quarter and Full Year 2022

DENVER, March 21, 2023 -- Akerna (Nasdaq: KERN), an emerging technology firm, today reported its unaudited financial results for the fourth quarter, ended December 31, 2022.

Key Developments:

●	Akerna completed the sales of its 365 Cannabis and Last Call Analytics business units in January 2023 for combined consideration valued at approximately $2.9 million

●	Akerna announced a proposed merger with Gryphon Digital Mining and the simultaneous proposed sale of its non-enterprise software business to POSaBIT on January 27, 2023

●	Gryphon, a leading net carbon neutral bitcoin miner, will be merging with Akerna by way of an Agreement and Plan of Merger to create a leading, ESG-committed, carbon-neutral bitcoin miner, subject to certain conditions of closing including but not limited to approval of the Nasdaq and stockholder approval

●	POSaBIT will tentatively be acquiring MJ Freeway, including the MJ Platform and Leaf Data System brands, and Ample Organics in the proposed sale transaction

Fourth Quarter and Full Year 2022 Financial Highlights

●	Software revenue was $2.8 million and $12.9 million, down 24% and 19%, respectively, when compared to the prior year quarter and annual periods

●	Total revenue was $2.8 million and $13.6 million, down 30% and 23%, year-over-year respectively, when compared to the prior year quarter and annual periods

●	Gross profit of $1.6 million and $8.2 million declined when compared to $1.9 million and $10.2 million in the quarter and annual periods of 2021, respectively, while the gross margin increased to 57% and 60% from 47% and 58%, respectively, in the same periods

●	Losses from operations of $11.7 million and $55.4 million compared to a losses of $19.8 million and $33.1 million, respectively in last year’s same periods, reflecting lower overall operating expenses and less significant impairments in the current quarter of 2022 and higher depreciation, amortization and impairments in the full year 2022

●	Net loss of $25.2 million and $79.1 million compared to a loss of $17.2 million and $31.3 million in last years fourth quarter and annual period, respectively.

●	Adjusted EBITDA* loss was $1.8 million and $8.9 million compared with a loss of $3.1 million and $8.3 million for the same quarterly and annual periods of 2021

●	Cash and restricted cash was $7.9 million as of December 31, 2022

●	The results of operations for 365 Cannabis and Last Call Analytics are presented as “discontinued operations” in our condensed consolidated statements of operations and their respective assets and liabilities are reflected as “held for sale” on our condensed consolidated balance sheets in connection with our sales of those businesses in January 2023

*	See “Explanation of Non-GAAP Financial Measures” below

The foregoing financial results are preliminary in nature. Final financial results and other disclosures will be reported in Akerna’s quarterly report on Form 10-K and may differ materially from the results and disclosures today due to, among other things, the completion of final review procedures, the occurrence of subsequent events or the discovery of additional information. You are encouraged to review the Form 10-K in detail.

About Akerna

Akerna (Nasdaq: KERN) is an emerging technology firm focused on innovative technology.

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Additional Information and Where to Find It

This press release may be deemed to be solicitation material with respect to the proposed transactions between Akerna and Gryphon and between Akerna and POSaBIT. In connection with the proposed transactions, Akerna intends to file relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Akerna will mail the proxy statement/prospectus to the Akerna stockholders, and the securities to be issued pursuant to the prospectus may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Akerna and Gryphon are urged to read these materials when they become available because they will contain important information about Akerna, Gryphon and the proposed transactions. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Akerna may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Akerna’s website at www.akerna.com, on the SEC’s website at www.sec.gov or by directing a request to Akerna’s Investor Relations at (516) 419-9915.

This press release is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions, and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Akerna, Gryphon, POSaBIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna in connection with the proposed transactions. Information about the executive officers and directors of Akerna are set forth in Akerna’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 19, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna, will be set forth in the proxy statement/prospectus, which will be included in Akerna’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements based upon the current expectations of Akerna. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Akerna and Gryphon and the combined company at the closing of the proposed merger; the future operations of the combined company; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Akerna, Gryphon and POSaBIT to consummate the proposed merger or sale transaction, as applicable; (iii) risks related to Akerna’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Akerna stockholders and Gryphon stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Akerna’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; and (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC, and in other filings that Akerna makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Akerna expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Explanation of Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. We attempt compensate for these limitations by providing specific information regarding the GAAP items excluded from these non-GAAP financial measures.

Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Adjusted EBITDA

We believe that Adjusted EBITDA, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance and allows for comparison of our performance and credit strength to our peers. Adjusted EBITDA should not be considered alternatives to net loss as determined in accordance with GAAP as indicators of our performance or liquidity.

We define EBITDA as net loss before interest expense, provision for income taxes, depreciation and amortization. We calculate Adjusted EBITDA as EBITDA further adjusted to exclude the effects of the following items for the reasons set forth below:

●	Impairment of long-lived assets, because it’s a non-cash, non-recurring item, which effects the comparability of results of operations and liquidity;

●	Stock-based compensation expense, because this represents a non-cash charge and our mix of cash and share-based compensation may differ from other companies, which effects the comparability of results of operations and liquidity;

●	Cost incurred in connection with business combinations and mergers that are required to be expensed as incurred in accordance with GAAP, because business combination and merger related costs are specific to the complexity and size of the underlying transactions as well as the frequency of our acquisition activity these costs are not reflective of our ongoing operations;

●	Cost incurred in connection with non-recurring financing and related transactions, as well as fees incurred as a direct result of electing the fair value option to account for our debt instruments;

●	Restructuring charges, which include severance costs to terminate employees in functions that have been eliminated, costs to terminate leases and the related non-cash write off of leasehold improvements and furniture, as we believe these costs are not representative of operating performance;

●	Gain on forgiveness of PPP loan, as this is a one-time forgiveness of debt that is not recurring across all periods and we believe inclusion of the gain is not representative of operating performance;

●	Equity in losses of investees because our share of the operations of investees is not representative of our own operating performance and may not be monetized for a number of years;

●	Loss on sale of investment that is not recurring across all periods and we believe inclusion of the loss is not representative of operating performance; and

●	Other non-operating income and expenses, net which includes items such as a one-time gain on debt extinguishment and a one-time loss on disposal of fixed assets, which effects the comparability of results of operations and liquidity.

The reconciliation of the above non-GAAP financial measure for the quarter ended December 31, 2022 are presented in the tables below. For comparative purposes, the reconciliation of these non-GAAP financial measures in the prior quarter ended September 30, 2022 are contained in our press release for that quarter dated November 14, 2022 and available in our current report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022 and available here:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001755953/000121390022071551/ea168506-8k_akernacorp.htm

Investor Contacts

IR@akerna.com

AKERNA CORP.

 Condensed Consolidated Balance Sheets

(unaudited)

	December 31,	December 31,
	2022	2021
Assets
Current assets
Cash	$877,755	$12,579,366
Restricted cash	7,000,000	508,261
Accounts receivable, net	674,626	873,688
Prepaid expenses & other current assets	1,209,623	2,125,722
Assets held for sale	5,130,028	2,143,027
Total current assets	14,892,032	18,230,064

Fixed assets, net	48,879	66,028
Investment, net	-	226,101
Capitalized software, net	654,556	6,940,653
Intangible assets, net	2,164,722	6,553,683
Goodwill	1,708,303	32,844,297
Noncurrent assets held for sale	-	29,622,341
Total assets	$19,468,492	$94,483,167

Liabilities and stockholders’ equity (deficit)

Accounts Payable, accrued expenses and other current liabilities	$4,426,419	$5,385,773
Contingent consideration payable	2,283,806	6,300,000
Deferred revenue	568,771	871,800
Current portion of long-term debt	13,200,000	13,200,000
Derivative liability	-	63,178
Liabilities held for sale	2,246,222	3,349,766
Total current liabilities	22,725,218	29,170,517

Deferred revenue, noncurrent	161,802	245,903
Long-term debt, noncurrent	1,407,000	4,105,000
Deferred income taxes	-	675,291
Noncurrent liabilities held for sale	-	336,773
Total liabilities	24,294,020	34,533,484
Stockholders’ equity (deficit)
Preferred stock	-	-
Special voting preferred stock	2,185,391	2,366,038
Common stock	460	155
Additional paid-in capital	160,207,367	146,030,203
Accumulated other comprehensive income	347,100	61,523
Accumulated deficit	(167,565,846)	(88,508,236)
Total stockholders’ equity (deficit)	(4,825,528)	59,949,683
Total liabilities and stockholders’ equity (deficit)	$19,468,492	$94,483,167

AKERNA CORP.

 Condensed Consolidated Statements of Operations

(unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2022	2021	2022	2021
Revenue
Software	$2,770,636	$3,649,846	$12,920,647	$15,984,376
Consulting	63,500	375,380	682,309	1,510,413
Other revenue	11,759	20,768	42,074	132,308
Total revenue	2,845,895	4,045,994	13,645,030	17,627,097
Cost of revenue	1,237,332	2,155,563	5,412,388	7,433,884
Gross profit	1,608,563	1,890,431	8,232,642	10,193,213
Operating expenses
Research and development	740,662	1,495,064	4,690,967	5,892,022
Sales and marketing	1,068,189	2,298,913	6,053,172	7,708,265
General and administrative	1,935,049	1,879,164	8,344,613	10,173,630
Depreciation and amortization	1,146,789	1,654,426	5,622,274	5,174,551
Impairment of long-lived assets	8,404,351	14,354,114	38,967,295	14,354,114
Total operating expenses	13,295,040	21,681,681	63,678,321	43,302,582
Loss from operations	(11,686,477)	(19,791,250)	(55,445,679)	(33,109,369)
Other income (expense)
Interest income (expense)	(244,566)	(355,708)	(853,716)	(1,530,703)
Change in fair value of convertible notes	(44,273)	665,000	(2,884,273)	(1,365,904)
Change in fair value of warrant liability	9,025	97,023	63,178	248,198
Gain on forgiveness of PPP Loan	-	-	-	2,234,730
Other expense	(221,101)	186,177	(221,101)	186,420
Total other income (expense)	(500,915)	592,492	(3,895,912)	(227,259)

Net loss from continuing operations before income taxes and equity in loss of investee	(12,187,392)	(19,198,758)	(59,341,591)	(33,336,628)
Income tax benefit on continuing operations	448,003	2,274,295	716,155	2,263,725
Equity in losses of investee	-	-	-	(7,564)
Net loss from continuing operation	(11,739,389)	(16,924,463)	(58,625,436)	(31,080,467)
Loss from discontinued operations, net of tax	(13,495,293)	(287,847)	(20,432,174)	(248,244)
Net loss	$(25,234,682)	$(17,212,310)	$(79,057,610)	$(31,328,711)
Deemed dividends related to convertible redeemable preferred stock	(955,500)	-	(955,500)	-
Net loss attributable to common stockholders	$(26,190,182)	$(17,212,310)	$(80,013,110)	$(31,328,711)

Basic and diluted weighted average common stock outstanding	4,515,021	1,537,072	2,927,853	1,282,098
Basic and diluted loss per common share from continuing operations	$(2.81)	$(11.01)	$(20.35)	$(24.24)
Basic and diluted loss per common share from discontinued operations	$(2.99)	$(0.19)	$(6.98)	$(0.19)
Basic and diluted net loss per share	$(5.80)	$(11.20)	$(27.33)	$(24.44)

AKERNA CORP.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	For the Year
	Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(79,057,610)	$(31,328,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of investment	-	7,564
Loss on sale of investment	221,101	-
Bad debt expense	371,364	556,890
Stock-based compensation expense, net	873,929	2,070,359
Loss on write-off of fixed assets	-	1,045,179
Gain on forgiveness of PPP Loan	-	(2,234,730)
Depreciation and amortization	7,834,712	5,735,150
Amortization of deferred contract cost	337,350	492,683
Non-cash interest expense	597,276	1,009,331
Foreign currency loss (gain)	(14,553)	(3,312)
Impairment of long-lived assets	61,778,605	14,383,310
Gain on extinguishment of debt	-	(186,177)
Change in fair value of convertible notes	2,884,273	1,365,904
Change in fair value of derivative liability	(63,178)	(248,198)
Contingent consideration adjustment	(4,016,194)	-
Change in operating assets and liabilities:	(2,647,804)	(833,146)
Net cash used in operating activities	(10,900,729)	(8,167,904)
Cash flows from investing activities
Developed software additions	(4,345,260)	(5,427,230)
Fixed asset additions	(31,884)	(39,263)
Cash returned from business combination working capital settlement	400,000	(5,018,592)
Proceeds from sale of investments	5,000	-
Net cash used in investing activities	(3,972,144)	(10,485,085)
Cash flows from financing activities
Value of shares withheld related to tax withholdings	(9,926)	(520,395)
Proceeds from unit and pre-funded unit offering, net	9,178,961	-
Proceeds received from the ATM offering program, net	1,854,565	1,828,119
Proceeds from the issuance of convertible notes	-	18,000,000
Principal payments of convertible notes	(1,432,273)	(4,571,472)
Proceeds from issuance of convertible redeemable preferred stock, net	4,294,500	-
Redemption of convertible redeemable preferred stock	(5,250,000)	-
Net cash provided by financing activities	8,635,827	14,736,252
Effect of exchange rate changes on cash and restricted cash	(22,225)	18,623
Net change in cash and restricted cash	(6,259,271)	(3,898,114)
Cash and restricted cash - beginning of period	14,442,526	18,340,640
Cash and restricted cash - end of period	$8,183,255	$14,442,526

Akerna Corp.

The reconciliation of net loss to EBITDA and Adjusted EBITDA is as follows:

(unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2022	2021	2022	2021
Net loss	$(25,234,682)	$(17,212,310)	$(79,057,610)	$(31,328,711)
Adjustments:
Loss from discontinued operations, net of tax	13,495,293	287,847	20,432,174	248,244
Interest expense (income)	244,566	355,708	853,716	1,530,703
Change in fair value of convertible notes	44,273	(665,000)	2,884,273	1,365,904
Change in fair value of derivative liability	(9,025)	(97,023)	(63,178)	(248,198)
Income tax expense (benefit)	(448,003)	(2,274,295)	(716,155)	(2,263,725)
Depreciation and amortization	1,146,789	1,654,426	5,622,274	5,174,551
EBITDA	$(10,760,789)	$(17,950,647)	$(50,044,506)	$(25,521,232)
Impairment of long-lived assets	8,404,351	14,354,114	38,967,295	14,354,114
Stock-based compensation expense	162,671	464,277	808,682	1,964,638
Business combination and merger related costs	-	159,583	5,081	449,940
Non-recurring financing fees	158,961	48,329	583,482	458,691
Restructuring charges	-	(33,868)	552,563	2,420,092
Gain on forgiveness of PPP Loan	-	-	-	(2,234,730)
Gain on extinguishment of debt	-	(186,177)	-	(186,177)
Loss on sale of investment	221,101	-	221,101	-
Equity in losses of investee	-	-	-	7,564
Other non-operating income, net	-	-	-	(243)
Adjusted EBITDA	$(1,813,705)	$(3,144,389)	$(8,906,302)	$(8,287,343)